QUAD SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

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1. Nature of business and summary of significant accounting policies

Nature of Business

Quad Securities, LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on January 19, 2012. The Company commenced operations as a Financial Industry Regulatory Authority ("FINRA") broker-dealer in September 2013. The Company's operations consist primarily of engaging in principal transactions with their own proprietary accounts for trading purposes. On July 31, 2014 the Company ceased its proprietary trading activities and plans to conduct only an agency commission business in the future. The Company expects the agency commission business to commence in 2016 in conjunction with the launch of its asset management business.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA, and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue and Expense Recognition from Securities Transactions

All commission revenue and related expenses will be recorded on a trade date basis.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

QUAD SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

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2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operation, thereafter it shall not exceed 15 to 1. At December 31, 2015, the Company's net capital was approximately $393,000, which was approximately $388,000 in excess of its minimum requirement of approximately $5,000. During 2015, FINRA approved the Company's application to operate at reduced minimum capital requirements.

3. Concentrations of credit risk

The Company maintains its cash balance in a financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".
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